James River Coal Company
901 East Byrd Street
Suite 1600
Richmond, Virginia 23219-4529
804-780-3000

September 13, 2010

VIA EDGAR AND FACSIMILE

H. Roger Schwall
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Facsimile: (202) 772-9368

Re:	James River Coal Company
Registration Statement on Form S-3
File No. 333-143563 – Request for Withdrawal

Dear Mr. Schwall:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, James River Coal Company (the “Company”) hereby requests the withdrawal of Post-Effective Amendment No. 2 to the Company’s above-referenced Registration Statement (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission on August 6, 2010 (“Amendment No. 2”).

The Company’s Amendment No. 2 was filed in error using the submission type “S-3/A” in the EDGAR system.  The Company’s Amendment No. 2 is being withdrawn to re-file Amendment No. 2 using the submission type “POS AM,” the proper EDGAR tag.

Sincerely,

James River Coal Company

/s/ Peter T. Socha

Peter T. Socha

Chairman, President and Chief Executive Officer

cc:           David A. Stockton